Press release
For immediate release
October 10 2007

COULON JV PROJECT
LENS 44 RETURNS 6.95% Zn, 1.51% Cu and 34.28 g/t Ag / 26.8m and
4.34% Zn, 1.12% Cu and 33.79 g/t Ag / 30.85 m

Virginia Mines Inc. (« Virginia ») is pleased to report on the new results from the current exploration program on the Coulon JV property (100% Virginia), located 15km north of the Fontanges airport, Quebec Middle North. Breakwater Resources Ltd. has the option to acquire a 50% interest in the property in exchange for payments totalling CA$180,000 and CA$7.5 million in exploration work.

The ongoing program consists of prospecting, geological mapping, diamond drilling, and ground and borehole InfiniTEM surveys. The ten new holes announced tested lenses 44 (4 holes), 08 (3 holes), 43 (1 hole), and the recently discovered Spirit showing (2 holes).

Lens 44 yields 6.95% Zn, 1.51% Cu and 34.28 g/t Ag/26.8m and 4.34% Zn, 1.12% Cu and 33.79 g/t Ag/30.85m

Four new holes tested lens44 of which three were at vertical depths of over 400m (longitudinal section 44/08) . Two of these holes intercepted semi-massive to massive sulphides over very good widths. Hole CN-07-85 crosscut a large, highly mineralized interval that yielded 6.95% Zn, 1.51% Cu and 34.28 g/t Ag over 26.8m, including a very rich zone that returned 11.03% Zn, 1.18% Cu and 47.89 g/t Ag over 12.6m . The same hole also intersected two other mineralized intervals that returned 3.76% Zn, 2.01% Cu and 43.41 g/t Ag over 4.55m as well as 1.33% Zn, 0.90% Cu and 35.15 g/t Ag over 23.9m. These three mineralized intersections are located at vertical depths of 425 to 470m. Located 50m further north, hole CN-07-85B also intercepted a large, well mineralized zone grading 4.34% Zn, 1.12% Cu and 33.79 g/t Ag over 30.85m, including a richer section grading 7.77% Zn, 0.68% Cu and 18.11 g/t Ag over 11.55m. Further in the hole, a second mineralized zone yielded 0.62% Zn, 1.14% Cu and 22.24 g/t Ag over 27.05m. The two mineralized intersections from hole CN-07-85B are situated at vertical depths of 410 to 440m under the surface. HoleCN-07-89, located 75m south of hole CN-07-85, intercepted a semi-massive sulphide zone grading 5.42% Zn, 1.93% Cu and 20.89g/t Ag over 3.6m at a vertical depth of 500m. The presence of a 30m wide pegmatite intrusion directly in the core of the alteration zone could explain the absence of thicker mineralized intersections in hole CN-07-89. Finally, hole CN-07-91 intercepted a massive sulphide zone in metric width at the north border of lens 44 to a vertical depth of 220m.

The mineralized intersections of holes CN-07-85 and CN-07-85B are amongst the best results obtained to date on the Coulon JV project and confirm the emergence of a thick, high grade zone within lens 44. Lens 44 isnorth-south oriented and is dipping vertically to steeply to the west. It is now confirmed over a lateral distance of 275m and to a vertical depth of 500m . Lens 44 remains open at depth and is currently the object of additional drilling.

DRILLING CONFIRMS THE VERTICAL CONTINUITY OF LENS 08

Three new holes testing lens 08 confirmed the conti nuity of the mineralization at vertical depths of 210 to 310m under the surface (longitudinal section 44/08). Hole CN-07-87 intercepted two semi-massive to massive sulphide zones that graded 4.74% Zn, 1.26% Cu and 33.28 g/t Ag over 4.95m and 3.55% Zn, 0.59% Cu and 109.15 g/t Ag over 2.65m respectively. These two mineralized intervals are located at vertical depths of 240m and 250m under the surface. In the same section, hole CN-07-90 intercepted, at a vertical depth of 310m , a massive sulphide zone grading 8.04% Zn, 0.66% Cu and 40.16 g/t Ag over 3.35m . Hole CN-07-88 intersected, 75m further north, two thin massive sulphide zones: the first one grading 7.97% Zn, 2.76% Cu and 93 g/t Ag over 0.6m at a vertical depth of 210m and the second one grading 3.72% Zn, 0.12% Cu and 40.16 g/t Ag over 1.5m at a vertical depth of 270m under the surface. This second intersection is crosscut by a large pegmatite intrusion; therefore its original width is unknown.

These new results from lens 08 are very encouraging since they link the previous intersections obtained near the surface (holes CN-04-08, 12, 15 and 23) with those of holes CN-04-25 and CN-04-29, which are located at vertical depths of 300 and 410m respectively. The mineralization shows a strong polymetallic signature with frequent high values in zinc, silver and lead. Lens 08 is developed at the same stratigraphic level as lens 44 but is located 300m further north. It is north-south oriented and has a variable, but generally subvertical, dip. Lens 08 is now confirmed over a lateral distance of 250m and to a vertical depth of 410m. Lens 08 remains open at depth and will be the object of additional drilling.

SPIRIT SHOWING – NEW RESULTS

The Spirit showing was tested at surface by channel sampling over a lateral distance of approximately 40m. The polymetallic mineralization has an average thickness of a few metres and returned good values in zinc, copper and silver (Table 1). The mineralized zone remains open laterally under the overburden cover.

Table 1- Assay Results from channel samples – Spirit Showing

Rainure/ Channel Sample	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Longueur /Length (m)
R1	3.70	0.46	0.19	21.98	2.50
R2	3.91	0.82	0.43	34.68	3.35
R3	4.38	2.65	0.16	76.35	2.75
R4	12.17	0.33	0.90	36.66	1.60
R5	0.31	1.29	0.02	34.40	3.00

The vertical continuity of the Spirit showing was also confirmed by hole CN-07-93A that intercepted a massive sulphide zone rich in sphalerite yielding 13.07% Zn, 0.14% Cu and 4.94 g/t Ag over 3m at a depth of 25m. Hole CN-07-93B, which was drilled directly under this intersection, intercepted a pegmatite intrusion in the projected extension of the mineralization. The Spirit showing area is currently the object of additional drilling.

LENS 43

Only one hole was completed in lens 43 .Hole CN-07-98 intercepted a semi-massive to massive sulphide zone that yielded 2.08% Zn, 1.28% Cu and 13.53 g/t Ag over 3m. Including the underlying alteration and disseminated sulphide zone, the intersection returned 0.63% Zn, 0.82% Cu and 12.15 g/t Ag over 13.3m. This intersection confirms the continuity of the mineralization 90m vertically above hole CN-07-84 (longitudinal section 43). Furthermore, the borehole InfiniTEM survey carried out in hole CN-07-86 detected the signature of a significant conductor at the end of the hole, thus confirming that this hole was stopped prematurely. This hole tested the southwest extension of lens 43 and will be deepened shortly.

Lens 43 is NE-SW oriented and seems to present a variable dip towards the northwest. The mineralization is confirmed over a lateral distance of 340m and at a vertical depth of 380m . It remains open in all directions and additional drilling is planned to pursue the evaluation of this very significant mineralized lens.

Recent drill results are very encouraging since, in all cases, they prolong the extensions of the mineralized zones, particularly in the case of lenses 44 and 08. The drill program will continue throughout the fall of 2007, in conjunction with geological surface work.

New drill results are reported in the annexed table. All samples have been analyzed at the certified laboratory ALS Chemex in Val-d’Or.

Work is carried out by the personnel of Virginia Mines Inc, under the supervision of Mr. Paul Archer, geological engineer. Mr. Archer is a Qualified Person (as defined by National Instrument 43-101) and has more than 25 years of experience in exploration. Mr. Archer reviewed and approved the content of this press release.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $ 49,581,941 as of August 31, 2007,and 26,471,698 shares issued and outstanding as of October 9, 2007. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events